As filed with the Securities and Exchange Commission on November 13, 2025
1933 Act Registration File No. 333-192733
1940 Act File No. 811-22917

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		[X]
Pre-Effective Amendment No.		[ ]
Post-Effective Amendment No.	31	[X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940		[X]
Amendment No.	34	[X]

ABSOLUTE SHARES TRUST
(Exact Name of Registrant as Specified in Charter)

Millington Securities, LLC
331 Newman Springs Road, Suite 143
Red Bank, New Jersey 07701
(Address of Principal Executive Offices) (Zip Code)
(Registrant’s Telephone Number, including Area Code) (732) 842-4920

Don Schreiber, Jr.
Millington Securities, LLC
331 Newman Springs Road, Suite 143
Red Bank, New Jersey 07701
(Name and Address of Agent for Service)

Copies to:
Peter J. Shea, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Phone: (212) 574-1559
Fax: (212) 480-8421

It is proposed that this filing will become effective (check appropriate box)

[X]	Immediately upon filing pursuant to Rule 485(b).
[ ]	on (date) pursuant to Rule 485(b).
[ ]	60 days after filing pursuant to Rule 485 (a)(1).
[ ]	on (date) pursuant to Rule 485 (a)(1).
[ ]	75 days after filing pursuant to Rule 485 (a)(2).
[ ]	on (date) pursuant to Rule 485 (a)(2).

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Explanatory Note: The sole purpose of this amendment is to file as exhibits to this Registration Statement: the Distribution Agreement, and the Sixth and Seventh Amendments to the Custody Agreement, Fund Administration Agreement, Transfer Agency Agreement, and Fund Accounting Agreement.

ABSOLUTE SHARES TRUST
PART C

OTHER INFORMATION

Item 28. Exhibits

(a)			Declaration of Trust (“Trust Instrument”) of Absolute Shares Trust (“Registrant”).(1)
(b)			By-Laws of Registrant.(1)
(c)			Articles 5, 7 and 8 of the Trust Instrument, Exhibit 28(a) above, define the rights of holders of the securities being registered. (Certificates for shares are not issued).(1)
(d)	(1)		Advisory Agreement between the Registrant and Millington Securities, Inc. (“Advisor”) as adviser for the Registrant and each of its investment portfolios (“Funds”).(1)
(d)	(1)	(a)	Amended Schedule A to Advisory Agreement between the Registrant and the Advisor, reflecting the addition of the WBI Tactical Rotation Shares.(2)
(d)	(1)	(b)
Amended Schedule A to Advisory Agreement between the Registrant and the Advisor, reflecting the addition of the WBI Power FactorTM High Dividend ETF (formerly known as the WBI Power FactorTM High Yield Dividend ETF).(4)

(d)	(1)	(c)	Amended Schedule A to Advisory Agreement between the Registrant and the Advisor. (7)
(d)	(1)	(d)
Advisory Agreement between the Registrant and the Advisor, reflecting the addition of WBI BullBear Trend Switch US Total Return ETF, WBI BullBear Trend Switch US 1000 ETF, WBI BullBear Trend Switch US 2000 ETF, WBI BullBear Trend Switch US 1000 Total Return ETF, WBI BullBear Trend Switch US 2000 Total Return ETF and WBI BullBear Trend Switch US 3000 Total Return ETF.(7)

(d)	(2)		Sub-Advisory Agreement between the Advisor and WBI Investments, Inc. (“Sub-Advisor”) as sub-advisor to the Registrant and the Funds.(1)
(d)	(2)	(a)	Amended Schedule A to Sub-Advisory Agreement between the Advisor and the Sub-Advisor, reflecting the addition of the WBI Tactical Rotation Shares.(2)
(d)	(2)	(b)
Amended Schedule A to Sub-Advisory Agreement between the Advisor and the Sub-Advisor, reflecting the addition of WBI Power FactorTM High Dividend ETF (formerly known as the WBI Power FactorTM High Yield Dividend ETF).(4)

(d)	(2)	(c)	Amended Schedule A to Sub-Advisory Agreement between the Advisor and the Sub-Advisor. (7)
(d)	(2)	(d)
Sub-Advisory Agreement between the Registrant and the Advisor, reflecting the addition of WBI BullBear Trend Switch US Total Return ETF, WBI BullBear Trend Switch US 1000 ETF, WBI BullBear Trend Switch US 2000 ETF, WBI BullBear Trend Switch US 1000 Total Return ETF, WBI BullBear Trend Switch US 2000 Total Return ETF and WBI BullBear Trend Switch US 3000 Total Return ETF.(7)

(d)	(3)		Expense Limitation Agreement between the Registrant and the Sub-Advisor.(1)
(d)	(3)	(a)	Eleventh Amendment to Expense Limitation Agreement between the Registrant and the Sub-Advisor.(9)
(e)			Distribution Agreement between Vigilant Distributors, LLC (“Distributor”) and the Registrant.(11)
(f)			Not applicable.
(g)			Custody Agreement between the Registrant and U.S. Bank, National Association (“Custodian”).(1)
(g)	(1)	(a)	First Amendment to Custody Agreement between the Registrant and Custodian, reflecting the addition of the WBI Tactical Rotation Shares.(2)
(g)	(1)	(b)	Second Amendment to Custody Agreement between the Registrant and Custodian.(4)
(g)	(1)	(c)
Third Amendment to Custody Agreement between the Registrant and Custodian, reflecting the addition of the WBI Power FactorTM High Dividend ETF (formerly known as the WBI Power FactorTM High Yield Dividend ETF).(4)

(g)	(1)	(d)
Fourth Amendment to Custody Agreement between the Registrant and Custodian, reflecting the addition of WBI BullBear Trend Switch US Total Return ETF, WBI BullBear Trend Switch US 1000 ETF, WBI BullBear Trend Switch US 2000 ETF, WBI BullBear Trend Switch US 1000 Total Return ETF, WBI BullBear Trend Switch US 2000 Total Return ETF and WBI BullBear Trend Switch US 3000 Total Return ETF.(6)

(g)	(1)	(e)	Fifth Amendment to Custody Agreement between the Registrant and Custodian, reflecting changes to the fee schedule.(11)
(g)	(1)	(f)	Sixth Amendment to Custody Agreement between the Registrant and Custodian, reflecting changes to the fee schedule.(11)
(h)	(1)		Fund Administration Agreement between the Registrant and U.S. Bancorp Fund Services, LLC (“Administrator”).(1)
(h)	(1)	(a)	Second Amendment to Fund Administration Agreement between the Registrant and Administrator, reflecting the addition of the WBI Tactical Rotation Shares.(2)
(h)	(1)	(b)	Third Amendment to Fund Administration Agreement between the Registrant and Administrator.(4)
(h)	(1)	(c)
Fourth Amendment to Fund Administration Agreement between the Registrant and Administrator, reflecting the addition of the WBI Power FactorTM High Dividend ETF (formerly known as the WBI Power FactorTM High Yield Dividend ETF).(4)

(h)	(1)	(d)
Fifth Amendment to Fund Administration Agreement between the Registrant and Administrator, reflecting the addition of WBI BullBear Trend Switch US Total Return ETF, WBI BullBear Trend Switch US 1000 ETF, WBI BullBear Trend Switch US 2000 ETF, WBI BullBear Trend Switch US 1000 Total Return ETF, WBI BullBear Trend Switch US 2000 Total Return ETF and WBI BullBear Trend Switch US 3000 Total Return ETF.(6)

(h)	(1)	(e)	Sixth Amendment to Fund Administration Agreement between the Registrant and Administrator, reflecting changes to the fee schedule.(11)
(h)	(1)	(e)	Seventh Amendment to Fund Administration Agreement between the Registrant and Administrator, reflecting changes to the fee schedule.(11)
(h)	(2)		Transfer Agency Agreement between the Registrant and U.S. Bancorp Fund Services, LLC (“Transfer Agent”).(1)
(h)	(2)	(a)	Second Amendment to Transfer Agency Agreement between the Registrant and Transfer Agent, reflecting the addition of the WBI Tactical Rotation Shares.(2)
(h)	(2)	(b)	Third Amendment to Transfer Agency Agreement between the Registrant and Transfer Agent.(4)
(h)	(2)	(c)
Fourth Amendment to Transfer Agency Agreement between the Registrant and Transfer Agent, reflecting the addition of the WBI Power FactorTM High Dividend ETF (formerly known as the WBI Power FactorTM High Yield Dividend ETF).(4)

(h)	(2)	(d)
Fifth Amendment to Transfer Agency Agreement between the Registrant and Transfer Agent, reflecting the addition of WBI BullBear Trend Switch US Total Return ETF, WBI BullBear Trend Switch US 1000 ETF, WBI BullBear Trend Switch US 2000 ETF, WBI BullBear Trend Switch US 1000 Total Return ETF, WBI BullBear Trend Switch US 2000 Total Return ETF and WBI BullBear Trend Switch US 3000 Total Return ETF.(6)

(h)	(2)	(e)	Sixth Amendment to Transfer Agency Agreement between the Registrant and Transfer Agent, reflecting changes to the fee schedule.(11)
(h)	(2)	(f)	Seventh Amendment to Transfer Agency Agreement between the Registrant and Transfer Agent, reflecting changes to the fee schedule.(11)
(h)	(3)		Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC (“Accounting Agent”).(1)
(h)	(3)	(a)	Second Amendment to Fund Accounting Servicing Agreement between the Registrant and Accounting Agent, reflecting the addition of the WBI Tactical Rotation Shares.(2)
(h)	(3)	(b)	Third Amendment to Fund Accounting Servicing Agreement between the Registrant and Accounting Agent.(4)

(h)	(3)	(c)
Fourth Amendment to Fund Accounting Servicing Agreement between the Registrant and Accounting Agent, reflecting the addition of the WBI Power FactorTM High Dividend ETF (formerly known as the WBI Power FactorTM High Yield Dividend ETF).(4)

(h)	(3)	(d)
Fifth Amendment to Fund Accounting Servicing Agreement between the Registrant and Accounting Agent, reflecting the addition of WBI BullBear Trend Switch US Total Return ETF, WBI BullBear Trend Switch US 1000 ETF, WBI BullBear Trend Switch US 2000 ETF, WBI BullBear Trend Switch US 1000 Total Return ETF, WBI BullBear Trend Switch US 2000 Total Return ETF and WBI BullBear Trend Switch US 3000 Total Return ETF.(6)

(h)	(3)	(e)	Sixth Amendment to Fund Accounting Servicing Agreement between the Registrant and Accounting Agent, reflecting changes to the fee schedule.(11)
(h)	(3)	(f)	Seventh Amendment to Fund Accounting Servicing Agreement between the Registrant and Accounting Agent, reflecting changes to the fee schedule.(11)
(h)	(4)		Securities Lending Agreement between the Trust and U.S. Bank, National Association.(1)
(i)	(1)		Opinion and Consent of Katten Muchin Rosenman LLP regarding the legality of securities registered with respect to the Registrant.(1)
	(2)		Opinion and Consent of Katten Muchin Rosenman LLP regarding the legality of securities registered with respect to the Registrant.(3)
	(3)		Opinion and Consent of K&L Gates LLP regarding the legality of securities registered with respect to the Registrant.(4)
	(4)
Opinion and Consent of K&L Gates LLP regarding the legality of securities registered with respect to the Registrant (with respect to the addition of WBI BullBear Trend Switch US Total Return ETF, WBI BullBear Trend Switch US 1000 ETF, WBI BullBear Trend Switch US 2000 ETF, WBI BullBear Trend Switch US 1000 Total Return ETF, WBI BullBear Trend Switch US 2000 Total Return ETF and WBI BullBear Trend Switch US 3000 Total Return ETF).(5)

(j)			Consent of Independent Registered Public Accounting Firm.(10)
(k)			Not applicable.
(l)			Not applicable.
(m)			Plan of Distribution Pursuant to Rule 12b-1.(1)
(m)	(1)		Amended Schedule A to Plan of Distribution Pursuant to Rule 12b-1, reflecting the addition of the WBI Tactical Rotation Shares.(2)
(m)	(2)
Amended Schedule A to Plan of Distribution Pursuant to Rule 12b-1, reflecting the addition of the WBI Power FactorTM High Dividend ETF (formerly known as the WBI Power FactorTM High Yield Dividend ETF).(4)

(m)	(3)
Amended Schedule A to Plan of Distribution Pursuant to Rule 12b-1, reflecting the addition of WBI BullBear Trend Switch US Total Return ETF, WBI BullBear Trend Switch US 1000 ETF, WBI BullBear Trend Switch US 2000 ETF, WBI BullBear Trend Switch US 1000 Total Return ETF, WBI BullBear Trend Switch US 2000 Total Return ETF and WBI BullBear Trend Switch US 3000 Total Return ETF.(6)

(m)	(4)		Amended Schedule A to Plan of Distribution Pursuant to Rule 12b-1.(7)
(n)			Not applicable.
(o)			Reserved.
(p)	(1)		Code of Ethics for the Registrant.(1)
(p)	(2)		Code of Ethics for the Advisor.(1)
(p)	(3)		Code of Ethics for the Sub-Advisor.(1)
(p)	(4)		Code of Ethics for the Distributor.(1)
(q)			Powers of Attorney executed by Jude T. Depko, John A. Flanagan, Andrew Putterman, Don Schreiber, Jr. and Matthew Schreiber.(1)
(1)Previously filed as an exhibit to Pre-Effective Amendment No. 3 to the Registration Statement, filed on August 8, 2014, and incorporated herein by reference.

(2)Previously filed as an exhibit to Post-Effective Amendment No. 4 to the Registration Statement, filed on October 27, 2015, and incorporated herein by reference.
(3)Previously filed as an exhibit to Post-Effective Amendment No. 5 to the Registration Statement, filed on November 6, 2015, and incorporated herein by reference.
(4)Previously filed as an exhibit to Post-Effective Amendment No. 12 to the Registration Statement, filed on November 23, 2016, and incorporated herein by reference.
(5)Previously filed as an exhibit to Post-Effective Amendment No. 18 to the Registration Statement, filed on March 13, 2019, and incorporated herein by reference.
(6)Previously filed as an exhibit to Post-Effective Amendment No. 19 to the Registration Statement, filed on May 24, 2019, and incorporated herein by reference.
(7)Previously filed as an exhibit to Post-Effective Amendment No. 25 to the Registration Statement, filed on October 28, 2020, and incorporated herein by reference.
(8)Previously filed as an exhibit to Post-Effective Amendment No. 26 to the Registration Statement, filed on October 27, 2021, and incorporated herein by reference.
(9)Previously filed as an exhibit to Post-Effective Amendment No. 28 to the Registration Statement, filed on October 27, 2023, and incorporated herein by reference.
(10)Previously filed as an exhibit to Post-Effective Amendment No. 30 to the Registration Statement, filed on October 28, 2025, and incorporated herein by reference.
(11)Filed Herewith.

Item 29. Persons Controlled by or Under Common Control with Registrant.

Not Applicable.

Item 30. Indemnification

Under Delaware law, Section 3817 of the Treatment of Delaware Statutory Trusts empowers Delaware business trusts to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions as may be set forth in the governing instrument of the business trust. The Registrant’s Trust Instrument contains the following provisions:

Section 2. Indemnification and Limitation of Liability. The Trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, Investment Advisor or Principal Underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and, as provided in Section 3 of this Article VII, the Trust out of its assets shall indemnify and hold harmless each and every Trustee and officer of the Trust from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to such Trustee’s performance of his or her duties as a Trustee or officer of the Trust; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Trust or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Section 3. Indemnification.

(a)	Subject to the exceptions and limitations contained in Subsection (b) below:

(i)
every person who is, or has been, a Trustee or an officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) (“Covered Person”) shall be indemnified by the Trust or the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof; and

(ii) as used herein, the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened, and the words “liability” and “expenses” shall include, without limitation, attorneys, fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b)	No indemnification shall be provided hereunder to a Covered Person:

(i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or

(ii) in the event the matter is not adjudicated by a court or other appropriate body, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office: by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(c)	The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

(d)	To the maximum extent permitted by applicable law, expenses incurred in defending any proceeding may be advanced by the Trust before the disposition of the proceeding upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or applicable Series if it is ultimately determined that he is not entitled to indemnification under this Section; provided, however, that either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that such Covered Person will not be disqualified from indemnification under this Section.

(e)	Any repeal or modification of this Article VII by the Shareholders, or adoption or modification of any other provision of the Declaration or By-laws inconsistent with this Article, shall be prospective only, to the extent that such repeal, or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption.

In addition, the Registrant has entered into an Investment Advisory Agreement with its Investment Advisor and a Distribution Agreement with its Distributor. These agreements provide indemnification for those entities and their affiliates. The Investment Advisor’s and Distributor’s personnel may serve as trustees and officers of the Trust. The Investment Advisory Agreement with the Fund provides that the Investment Advisor will not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Advisor or from reckless disregard by the Investment Advisor of its obligations or duties under the Agreement. Under the Distribution Agreement, the Registrant will indemnify Foreside Fund Services, LLC against certain liabilities.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (“Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust Instrument or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Trustees and officers liability policies purchased by the Registrant insure the Registrant and their respective trustees, partners, officers and employees, subject to the policies’ coverage limits and exclusions and varying deductibles, against loss resulting from claims by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Item 31. Business and Other Connections of Investment Advisor.

The description of the Investment Advisor is found under the caption “Service Providers—Investment Advisor” in the Prospectus and under the caption “Management Services—Investment Advisor” in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement, which are incorporated by reference herein. The Investment Advisor provides investment advisory services to other persons or entities other than the Registrant.

Item 32. Vigilant Distributors, LLC

(a)    Vigilant Distributors, LLC serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

1.Free Market Fixed Income Fund, Series of The RBB Fund, Inc.
2.Free Market International Equity Fund, Series of The RBB Fund, Inc.
3.Free Market US Equity Fund, Series of The RBB Fund, Inc.
4.Matson Money Fixed Income VI Portfolio, Series of The RBB Fund, Inc.
5.Matson Money International Equity VI Portfolio, Series of The RBB Fund, Inc.
6.Matson Money US Equity VI Portfolio, Series of The RBB Fund, Inc.
7.YCG Funds
8.Pemberwick Fund, Series of Manager Directed Portfolios
9.ERShares Entrepreneur Private-Public Crossover ETF, series of EntrepreneurShares Series Trust
10.ERShares Global Mutual Fund , series of EntrepreneurShares Series Trust
11.Hardman Johnston International Growth Fund, Series of Manager Directed Portfolios
12.Modern Capital Tactical Opportunities Fund, of Modern Capital Funds Trust
13.Soundwatch Hedged Equity ETF, Series of Advisor Managed Portfolios
14.WBI BullBear Value 3000 ETF, Series of Absolute Shares Trust
15.WBI BullBear Yield 300 ETF, Series of Absolute Shares Trust
16.WBI BullBear Quality 3000 ETF, Series of Absolute Shares Trust

17.WBI Power Factor® High Dividend ETF, Series of Absolute Shares Trust
18.Leader Short Term High Yield Bond Fund, Leader Funds Trust
19.Leader High Quality Income Fund, Leader Funds Trust

(b)    The following are the Officers and Manager of Vigilant Distributors, LLC, one of the Registrant’s underwriters. Vigilant Distributors, LLC’s main business address is Gateway Corporate Center, 223 Wilmington West Chester Pike, Suite 216, Chadds Ford, PA 19317.

Name	Address	Position with Underwriter	Position with Registrant
Patrick Chism	Gateway Corporate Center 223 Wilmington West Chester Pike Suite 216 Chadds Ford, PA 19317	Chief Executive Officer and Chief Compliance Officer	None
Gerald Scarpati	Gateway Corporate Center 223 Wilmington West Chester Pike Suite 216 Chadds Ford, PA 19317	Chief Financial Officer and Principal Financial Officer	None

(c)    Not applicable.

Item 33. Location of Accounts and Records.

All accounts, books and other documents required by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are maintained at:

Advisor:	Millington Securities, LLC 331 Newman Springs Road, Suite 143 Red Bank, New Jersey 07701

Custodian:	U.S. Bank, National Association 1555 North Rivercenter Drive, Suite 302 Milwaukee, Wisconsin 53212

Administrator:	U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, Wisconsin 53202

Distributor:	Vigilant Distributors, LLC Gateway Corporate Center 223 Wilmington West Chester Pike, Suite 216 Chadds Ford, Pennsylvania 19317

Item 34. Management Services

Not applicable.

Item 35. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that this Post-Effective Amendment No. 31 to its Registration Statement meets all of the requirements for effectiveness pursuant to Rule 485(b) of the Securities Act of 1933, as amended, and the Registrant has duly caused this Post-Effective Amendment No. 31 to its Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Red Bank, and State of New Jersey, on November 13, 2025.

ABSOLUTE SHARES TRUST

By: /s/ Don Schreiber, Jr.
Don Schreiber, Jr.
Chairman, Trustee, President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 31 to its Registration Statement has been signed below on November 13, 2025 by the following persons in the capacities indicated.

Signature	Title

/s/ Don Schreiber, Jr.	Chairman, Trustee, President and Principal Executive Officer
Don Schreiber, Jr.

* /s/ Matthew Schreiber	Trustee
Matthew Schreiber

* /s/ Jude T. Depko	Trustee
Jude T. Depko

* /s/ John A. Flanagan	Trustee
John A. Flanagan

* /s/ Andrew Putterman	Trustee
Andrew Putterman

/s/ Fred Teufel	Treasurer and Principal Financial Officer
Fred Teufel

By: /s/ Don Schreiber, Jr.
* Don Schreiber, Jr. Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

(e)	Distribution Agreement between Vigilant Distributors, LLC and the Registrant
(g)(1)(e)	Fifth Amendment to Custody Agreement between the Registrant and Custodian, reflecting changes to the fee schedule
(g)(1)(f)	Sixth Amendment to Custody Agreement between the Registrant and Custodian, reflecting changes to the fee schedule
(h)(1)(e)	Sixth Amendment to Fund Administration Agreement between the Registrant and Administrator, reflecting changes to the fee schedule
(h)(1)(f)	Seventh Amendment to Fund Administration Agreement between the Registrant and Administrator, reflecting changes to the fee schedule
(h)(2)(e)	Sixth Amendment to Transfer Agency Agreement between the Registrant and Transfer Agent, reflecting changes to the fee schedule
(h)(2)(f)	Seventh Amendment to Transfer Agency Agreement between the Registrant and Transfer Agent, reflecting changes to the fee schedule
(h)(3)(e)	Sixth Amendment to Fund Accounting Servicing Agreement between the Registrant and Accounting Agent, reflecting changes to the fee schedule
(h)(3)(f)	Seventh Amendment to Fund Accounting Servicing Agreement between the Registrant and Accounting Agent, reflecting changes to the fee schedule